Exhibit 4.2

Amendment to

ONEOK, Inc. 401(k) Plan

(Immediate Eligibility)

1.    Effective January 1, 2015, Paragraph 2 of Article II of the ONEOK, Inc. 401(k) Plan (the “Plan”) is amended in its entirety to read as follows:

2.	Commencement of Participation

Subject to Article XXIV, an Employee who is eligible on or before the Consolidated Plan Effective Date of the Plan may commence his/her initial Participation therein as of that date. Any Employee who prior to January 1, 1999, was eligible to participate in, or who was a participant in the Prior ONEOK, Inc. Thrift Plan or the KGS 401(k) Thrift Plan shall be eligible to participate in this Plan on and after January 1, 1999. Any other eligible Employee may commence initial participation as of the date he/she becomes eligible ~~if it is the first day of a month and he/she completes enrollment in the Plan or before that day, or otherwise as of the first day of the calendar month next following the month in which he/she becomes eligible; provided, however, that no Employee who is on authorized leave of absence on the date he/she becomes eligible may commence to participate in the Plan until the first day of the calendar month following his/her return to active service; and provided, further, that such Employee may in any event participate in the Plan not later than the earlier of the first day of the Plan Year after such Employee has met the requirements for eligibility under this Plan, or six (6) months after the day such requirements are met~~. Any eligible Employee who does not commence to participate in the Plan on the earliest date when he/she is eligible to do so may thereafter commence participation ~~as of the first day of the calendar month following the month in which he/she elects to participate and makes application to do so to the Company. Commencement of participation in the Plan by an eligible Employee shall be accomplished~~ by his/her election to make deposits or a Reduction in Compensation, as hereinafter provided.

2.    Effective January 1, 2015, Paragraph 6 of Article II of the Plan is amended in its entirety to read as follows:

6.	Reentry of Participant

If a former Participant whose employment has terminated shall be rehired as an Employee, he/she shall be eligible ~~entitled~~ to reenter the Plan as a Participant on the ~~first~~ day of ~~the month next following~~ such reemployment.

3.    Effective January 1, 2015, Paragraph 2 of Article VI of the Plan is amended in its entirety to read as follows:

2.	Reinstatement of Voluntarily Suspended Reduction in Compensation or After-Tax Deposits

A Participant may at any time elect in writing to reinstate his/her Reduction in Compensation or After-Tax Participant Deposit to the Plan which he/she previously voluntarily suspended. Such election to reinstate a previously suspended Reduction in Compensation or After-Tax Participant Deposit shall be made in the manner prescribed by the Committee and shall be effective as soon as administratively practicable ~~on the first day of the calendar quarter next following the end of the calendar month in which~~ after the Participant’s written election for such reinstatement is received by the Company